SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO/A
(Amendment No. 3)
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(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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AQUASITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, $0.0001 Par Value

(Title of Class of Securities)

Y0192H103

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(CUSIP Number of Class of Securities)

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Matthew C. Los
c/o Seacrest Shipping Co. Ltd.
8 – 10 Paul Street
London EC2A 4JH, England
Telephone: +44-207-426-1155
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum
Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

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CALCULATION OF FILING FEE

Transaction valuation* $51,448,500	Amount of filing fee* $6,626.57**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 4,995,000 outstanding shares of Common Stock of Aquasition Corp., par value $0.0001 per share, at the tender offer price of $10.30 per share. The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $128.80 for each $1,000,000 of the value of the transaction.
**	Previously paid.

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☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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EXPLANATORY NOTE

The purpose of this Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Aquasition Corp., a Cayman Islands company (the “Company”) on June 3, 2014, as amended, is to file as an exhibit a press release announcing the extension of the tender offer to July 29, 2014 from July 1, 2014. Except for Item 12, there have been no other changes to the Schedule TO.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated June 3, 2014.*
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*
(a)(5)(A)	The Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission April 4, 2014 (incorporated by reference to the Form 6-K furnished to the Securities and Exchange Commission on such date).*
(a)(5)(B)	Presentation.*
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014.*
(d)(2)	Press Release dated March 26, 2014.*
(d)(3)	First Amendment to Share Exchange agreement and Plan of Liquidation*
(d)(4)	Press Release dated July 1, 2014
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AQUASITION CORP.
By:	/s/ Matthew C. Los
Name: Matthew C. Los
Title: Chief Executive Officer

Date: July 1, 2014

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated June 3, 2014.*
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*
(a)(5)(A)	The Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission April 4, 2014 (incorporated by reference to the Form 6-K furnished to the Securities and Exchange Commission on such date).*
(a)(5)(B)	Presentation.*
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Share Exchange Agreement and Plan of Liquidation, dated March 24, 2014.*
(d)(2)	Press Release dated March 26, 2014.*
(d)(3)	First Amendment to Share Exchange agreement and Plan of Liquidation*
(d)(4)	Press Release dated July 1, 2014
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.